UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 7)*

                      EMC CORPORATION
                      (Name of Issuer)
                    Common Stock, $0.01 par value
                 (Title Class of Securities)
                         268648-10-2
                       (Cusip Number)


Check the following box if a fee is being paid with this statement NO FEE (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Cusip No.  268648-10-2

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Richard J. Egan

2.   Check the Appropriate Box if a Member of a Group*
     (a)
     (b) *CHECK

     Mr. Egan is the husband of Maureen E. Egan, who owns
     9,650,001 shares and is filing a separate Schedule 13G.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States
____________________________________________________________

Questions 5-7:
Number of Shares Beneficially Owned by Each Reporting Person
With

5.   Sole Voting Power

     17,255,960

6.   Shared Voting Power

     Mr. Egan is the husband of Maureen E. Egan, who owns
     9,650,001 shares and is filing a separate Schedule 13G.

7.   Sole Dispositive Power

     17,255,960

8.   Shared Dispositive Power

     Mr. Egan is the husband of Maureen E. Egan, who owns
     9,650,001 shares and is filing a separate Schedule 13G.
____________________________________________________________


9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     17,255,960 but see response to items 6 and 8

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares * CHECK

     The aggregate amount excludes shares owned by Mrs.
     Egan and the children of Mr. and Mrs. Egan.

11.  Percent of Class Represented by Amount in Row 9

     9.2 %

12.  Type of Reporting Person*

     IN


                     AMENDMENT NO. 7 TO
              SCHEDULE 13G FOR RICHARD J. EGAN

Item 1.        (a)  Name of Issuer:

               EMC Corporation

Item 1.        (b)  Address of Issuer's Principal Executive
                    Offices:

               171 South Street, Hopkinton, Massachusetts
               01748

Item 2.        (a)  Name of Person Filing:

               Mr. Richard J. Egan

Item 2.        (b)  Address of Principal Business Office or,
                    if none, residence:

               171 South Street, Hopkinton, Massachusetts
               01748

Item 2.        (c)  Citizenship

               United States

Item 2.        (d)  Title of Class of Securities

               Common Stock, $0.01 par value

Item 2.        (e)  Cusip Number:

               268648-10-2

Item 3.        If this statement is filed pursuant to
               Rules 13d-1(b), or 13d-2(b),
               check whether the person is filing is a:

               Not Applicable

Item 4.        Ownership

          (a)  Amount Beneficially Owned:  17,255,960 (1)
          (b)  Percent of Class:  9.2 %
          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the
                    vote:

                    17,255,960

               (ii) shared power to vote or to direct the
                    vote:

                    0 (1)

               (iii)sole power to dispose or to direct
                    the disposition of:

                    17,255,960

               (iv) shared power to dispose or to direct the
                    disposition of:

                    0 (1)

Item 5.        Ownership of Five Percent or Less of a
               Class:

               Not applicable

Item 6.        Ownership of More than Five Percent on
               Behalf of Another Person:

               Not applicable

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

               Not Applicable

Item 8.        Identification and Classification of
               Members of the Group:

               Not Applicable

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10.       Certification:

               Not applicable

____________________________________________________________

Notes to Item 4:

1. Does not include 9,650,001 shares owned by Mr. Egan's wife and 2,229,410 shares owned by their children, as to all of which Mr. Egan disclaims beneficial ownership.

Note: All share amounts noted herein have been adjusted to give effect to the 2 for 1 stock split of EMC Corporation Common Stock effective December 10, 1993. All share amounts noted herein have also been adjusted to correct a clerical error in prior Form 4's.


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   JULY 26, 1994            /s/  Richard J. Egan
                                 Signature
                                 Richard J. Egan
                                 Richard J. Egan